

Helen Frankenthaler (b. 1928-2011)



After reviewing almost 160 others, Masterworks acquired the Painting at an attractive price, offering it to investors at a discount to our internal, pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price

$2,609,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$8.0m
$6.0m
$4.0m
$2.0m
$0.0m
12
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Price Appreciation of Similar Works

24.2%

Sharpe Ratio (1984-2022)	watch video
Helen Frankenthaler	▲1.64
All Art	0.28
S&P 500	0.59

69% Progress

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Helen Frankenthaler

(b. 1928-2011)

Why we like this offering

1. The Frankenthaler estate has been represented by Gagosian Gallery since 2012, propelling the artists' global status in the modern market.
2. The Painting is a characteristic large-format example of Helen Frankenthaler's mature practice, which through experimentation with materials and an emphasis on color, bridged the gap between Abstract Expressionism and Color Field Painting.
3. The Painting's desert palette of yellow, hints of red and russet brown tones was likely inspired by a trip to Arizona in 1976. According to the Museum of Modern Art's 1989 retrospective catalogue, Frankenthaler created a number of paintings in similar "terracotta" colors.
4. By the mid-1970s, the artist had replaced her earlier turpentine-thinned oil paints with diluted acrylics, which allowed her to achieve more complex washes of bright, luminous color. Frankenthaler increasingly worked on larger canvases, which were placed directly on the studio floor rather than propped on easels. The result of these changes is an increased sense of experimentation and innovation that characterize examples from this period.
5. As of June 8, 2023, examples similar in scale to the Painting have sold in excess of $3.5 million at auction. These examples include "Royal Fireworks" (1975) which sold for $7,895,300 in June 2020, "Carousel" (1979) which sold for $4,739,000 in October 2020 and "February's turn" (1979) which sold for $3,540,000 in May 2022.
6. As of June 8, 2023, large-format colorful examples that employ soak-stain from the 1970s account for nine of Helen Frankenthaler's top ten auction records, suggesting particular demand for these works amongst collectors.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$26,650,593	38	$6,700,000

Average Prices


1.7M
1.3M
840.3K
420.1K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year


26.7M
20M
13.3M
6.7M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned   Sold   Unsold


39
29.25
19.5
9.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	$2,609,000
Offering Circular	sec.gov/edgar

Painting







About Helen Frankenthaler

Helen Frankenthaler (b. 1928 - d. 2011) was a prominent member of the second generation of postwar American abstract painters. In 1952, Frankenthaler developed her "soak-stain" technique, where thinned oil paint was poured directly onto an unprimed canvas to create large fields of color. The breakthrough is credited as playing a pivotal role in the transition from Abstract Expressionism to Color Field Painting. The artist's body of work has had a profound impact on contemporary art that continues to grow.

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HELEN FRANKENTHALER

b. 1928 – d. 2011, UNITED STATES



Acrylic on canvas | 72 × 138 in. (183 × 351 cm.)

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

$2,609,000
INITIAL OFFERING

15.3% ANNUAL APPRECIATION OF SIMILAR WORKS[1,5]	**24.2%** ANNUAL APPRECIATION OF SIMILAR WORKS (PAST 12 YEARS)[1,5]
▲1.64 SHARPE RATIO[2]	**18.0%** ANNUAL GROWTH OF RECORD PRICE[3]

The Painting is a characteristic large-format example of Helen Frankenthaler's mature practice, which through experimentation with materials and an emphasis on color, bridged the gap between Abstract Expressionism and Color Field Painting. The Painting is an excellent large format example of the artist's abstract work of the mid to late 1970s, which features wide colorful brushstrokes, as well as her signature stain technique. The Painting's desert palette of yellow, hints of red and russet brown tones was likely inspired by a trip to Arizona in 1976. According to the Museum of Modern Art's 1989 retrospective catalogue, Frankenthaler created a number of paintings in similar "terracotta" colors. The Painting's gestural horizontal strokes were created with a squeegee dragged across the canvas, which resulted in a layered effect. By the mid-1970s, the artist had replaced her earlier turpentine-thinned oil paints with diluted acrylics, which allowed her to achieve more complex washes of bright, luminous color. Frankenthaler increasingly worked on larger canvases, which were placed directly on the studio floor rather than propped on easels. The result of these changes is an increased sense of experimentation and innovation that characterize examples from this period. As of May 23, 2023, large-format colorful examples that employ soak-stain from the 1970s account for nine of Helen Frankenthaler's top ten auction records, suggesting particular demand for these works amongst collectors. As of May 23, 2023, examples similar in composition, palette, and scale to the Painting have sold in excess of $3.5 million at auction. These examples include *Royal Fireworks* (1975) which sold for $7,895,300 at Sotheby's, New York on June 29, 2020, *Carousel* (1979) which sold for $4,739,000 at Sotheby's, New York on October 28, 2020 and *February's turn* (1979) which sold for $3,540,000 at Christie's, New York on May 12, 2022. The Painting's year, composition, palette, and execution make it a commercial and desirable work by Loie Hollowell.

Helen Frankenthaler has been regularly included in major international exhibitions since her first show in New York. In 1959, Frankenthaler was awarded first prize at the Premiere Biennale de Paris, and in 1960, her first institutional exhibition was held at the Jewish Museum in New York. In 1966, Frankenthaler represented the United States at the 33rd Venice Biennale, alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski, and a major show at the Whitney Museum of American Art followed in 1969. The Modern Art Museum of Fort Worth held a traveling retrospective in 1989, which visited the Museum of Modern Art in New York, the Los Angeles County Museum of Art, and the Detroit Institute of Arts. In 2019, Tate Britain showed a year-long exhibition of selected paintings by the artist, and in 2021, a major group show titled "Women in Abstraction" prominently featured her work at the Centre Pompidou in Paris. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which features 74 works and will run through March 2023. As of May 23, 2023, the artist has seen significant increases in prices realized at auction in recent years, and her auction records are led by paintings sold over the previous two years: *Royal Fireworks* (1975), which sold on June 29, 2020 at Sotheby's New York for $7,895,300, *Dream Decision* (1976), which sold at Sotheby's, New York on November 19, 2021 for $5,894,100, and *Circe* (1974), which sold for $4,769,000 at Sotheby's, New York, on May 19, 2022.

AS OF MAY 23, 2023, THE ARTIST HAS SEEN SIGNIFICANT INCREASES IN PRICES REALIZED AT AUCTION IN RECENT YEARS, AND HER AUCTION RECORDS ARE LED BY PAINTINGS SOLD OVER THE PREVIOUS TWO YEARS: *ROYAL FIREWORKS* (1975), WHICH SOLD ON JUNE 29, 2020 AT SOTHEBY'S NEW YORK FOR $7,895,300, *DREAM DECISION* (1976), WHICH SOLD AT SOTHEBY'S, NEW YORK ON NOVEMBER 19, 2021 FOR $5,894,100, AND *CIRCE* (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$8M
$6M
$4M
$2M
1988
1990
1993
1996
1998
2001
2004
2006
2009
2011
2014
2017
2019
2022

Helen Frankenthaler (b. 1928 - d. 2011) was born into a wealthy Manhattan family and raised in New York City. While Frankenthaler was enrolled in the prestigious Dalton School, she received her earliest art instruction from Rufino Tamayo, a prominent Mexican artist. In 1949, Frankenthaler completed her bachelor's degree from Bennington College in Vermont, and following graduation, returned to New York City to become a painter. During this time, she briefly studied with Hans Hofmann, who had played a pivotal role in the development of Abstract Expressionism. Frankenthaler's professional career began after artist Adolph Gottlieb selected her painting "Beach" (1950) for inclusion in a 1950 group exhibition he curated at the Kootz Gallery in New York City. The following year, she received her first solo show at Tibor de Nagy Gallery and also participated in the seminal 1951 "9th Street Show," curated by Leo Castelli. In addition to the first generation of Abstract Expressionists, like Jackson Pollock, the exhibition also showcased works by second generation female Abstract Expressionist painters, including Joan Mitchell, Lee Krasner, Elaine de Kooning, and Grace Hartigan. In 1952, Frankenthaler developed her pioneering "soak-stain" technique, where thinned oil paint was poured directly onto unprimed canvas to create large fields of color. The 1952 painting, "Mountains and Sea," , which is held in the permanent collection at the National Gallery in Washington, D.C. is widely considered to be Frankenthaler's first formal use of the "soak-stain," technique and was a breakthrough that influenced the American Color Field school of painting. In 1970, Frankenthaler closed her studio on 83rd street in Manhattan, and a year later, ended her thirteen year marriage to artist Robert Motherwell. In the aftermath of their divorce she traveled to the American Southwest, which would significantly influence her compositions and palette for the rest of the decade. The artist continued to paint through the 1980s and 1990s, until her passing in 2011. The Frankenthaler estate has been represented by Gagosian Gallery since 2012.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. "Sharpe Ratio" be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Helen Frankenthaler has a risk-adjusted appreciation of 1.64. Risk-adjusted appreciation, otherwise known as the "Sharpe Ratio", reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Helen Frankenthaler have a record price compound annual growth rate ("CAGR") of 18.0% from March 9, 1984 to December 31, 2022. March 9, 1984 is the earliest date that a painting by the artist was sold at public auction according to publicly available data and December 31, 2022 is the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

5. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Helen Frankenthaler with the following criteria: canvas paintings executed 1970 - 1979 that measure 50 inches by 80 inches in height to 100 inches to 200 inches in width. Where the price with buyer's premium was not listed, an assumed rate of 10% was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 15.3% CAGR implied from selected sales occurring from May 3, 1989 to May 20, 2022. Since January 1, 2010, the realized prices comprised by this set of transactions have increased at an estimated 24.2% CAGR implied from selected sales occurring from November 10, 2010, to May 20, 2022.